Exhibit 1

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.30029520-8 Publicly-Held Company

MATERIAL FACT

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), in compliance with Article 157, paragraph 4, of Law 6,404/76 (“Brazilian Corporation Law”) and pursuant to CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that, on this date, the Directors’ Council of the National Telecommunications Agency (“Anatel”), which, through Decision Order Judgment No. 510(“Decision Order”), ordered Oi to, among other things:

(i)                 notify the Superintendence of Competition, on the same date that the Board of Directors and Executive Board meetings of the Company are convened, in order to send a representative to attend said meeting, and, furthermore, grant the Anatel representative access to the Company's accounting, legal, economic-financial and operating documents, information so that it can immediately inform the Anatel’s Directors’ Councilof any acts or facts relevant to the maintenance of the concession and compliance with the duties or fiduciary powers by the company's directors and may suggest to the Anatel’s Directors’ Councilthat precautionary measures be taken in the public interest and to avoid ruinous acts against the Company;

(ii)               formally submit to the Anatel’s Directors’ Council, within 24 hours from the notification of the Decision, the draft Plan Support Agreement (“PSA”) approved at the meeting of the Board of Directors held on November 3, 2017, demonstrating that the approval and execution of the instrument do not present risks to the continuity of the various services offered by the Company, to the Anatel’s Directors’ Council, the Company’s Board of Directors or the Company’s Board of Executive Officers; and

(iii)             refrain from signing the PSA prior to the review of the draft by the Anatel’s Directors’ Council, an examination that will preserve the company's governance autonomy and will be exclusively related to the existence or non-existence clauses ruinous to the company, particularly those which content implies anticipation of pecuniary obligations that, once executed, may affect the operation of the company and the concession, as well as impact consumers, the provision of services and, relationally, the entire Brazilian Telecommunications System.

The full text of the Decision Order is attached to this Material Fact. A copy of the Decision Order translated into English will also be sent, as soon as possible, to the US Securities and Exchange Commission as per Form 6-K.

The Company will keep its shareholders and the market informed on the development of the subjects matters of this Material Fact.

Rio de Janeiro, November 6, 2017.

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer

Oi S.A. – In Judicial Reorganization